Filed Pursuant to Rule 424(b)(2)
Registration No. 333-117319

PRICING SUPPLEMENT NO. 2, DATED JUNE 28, 2005
(To Prospectus, dated September 7, 2004 and
Prospectus Supplement, dated October 6, 2004)

$250,000,000

M.D.C. Holdings, Inc.

Medium Term Senior Notes
(Fixed Rate Notes)
Due July 1, 2015

     The following description of the terms of the Notes offered hereby supplements, and, to the extent inconsistent therewith, replaces, the descriptions included in the Prospectus and Prospectus Supplement referred to above, to which descriptions reference is hereby made.

Principal Amount:	$250,000,000.

Issue Price:	99.848% of the Principal Amount of the Notes.

Original Issue Date:	July 7, 2005.

Stated Maturity:	July 1, 2015.

Interest Rate:	5.375% per annum.

Interest Payment Dates:	January 1 and July 1 of each year, commencing January 1, 2006.

Regular Record Dates:	December 15 and June 15 of each year.

Form:	☒ Book-Entry ☐ Certificated

Method of Payment of Principal:
     (Applicable only if other than immediately available funds)

Optional Redemption:	☐ The Notes cannot be redeemed prior to Stated Maturity.

☒ The Notes can be redeemed in whole or in part at any time prior to Stated Maturity at the option of M.D.C. Holdings, Inc. (“MDC”) as set forth below.

Redemption Dates:	In whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ notice to the holders of the Notes.

Redemption Prices:

☒ The Redemption Price shall be the greater of (i) 100% of the principal amount of the Notes being redeemed, and (ii) the present value of the remaining scheduled payments on the Notes being redeemed on the Redemption Date, discounted to the Redemption Date, on a semiannual basis, at the Treasury Rate plus 25 basis points (0.25%), plus, in each case, accrued and unpaid interest, if any, on the Notes to the Redemption Date. In determining the Redemption Price and accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

☐ Other: The Redemption Price shall be equal to 100% of the principal amount of the Notes.

Optional Repayment:	☐ Yes ☒ No

Optional Repayment Dates:	Not Applicable.

Optional Repayment Prices:	Not Applicable.

Original Issue Discount Note:	☐ Yes ☒ No

Total Amount of OID:	Not Applicable.

Yield to Stated Maturity:	Not Applicable.

Initial Accrual Period OID:	Not Applicable.

Sinking Fund:	☒ The Notes are not subject to a Sinking Fund.

☐ The Notes are subject to a Sinking Fund.

Sinking Fund Dates:	Not Applicable.

Sinking Fund Amounts:	Not Applicable.

Amortizing Note:	☐ Yes ☒ No

Amortization Schedule:	Not Applicable.

Net Proceeds to MDC (before expenses):	99.223% of the Principal Amount of the Notes.

Use of Proceeds:	The proceeds shall be used for general corporate purposes, including the repayment of existing indebtedness of MDC.

CUSIP:	5526J0AB4

Agent’s Capacity:	☐ Agent ☒ Principal

Agents:

     Bookrunners
           Citigroup       JPMorgan

     Joint Lead Managers
           Wachovia Securities            Banc of America Securities LLC

     Co-Managers
           BNP PARIBAS
           Comerica Securities
           Credit Suisse First Boston
           KeyBanc Capital Markets
           RBS Greenwich Capital
           SunTrust Robinson Humphrey

Plan of Distribution:

Each of the Agents below has agreed to severally purchase the principal amount of Notes set forth opposite its name below.

Agent	Principal Amount at Maturity
Citigroup Global Markets Inc.	$77,500,000
J.P. Morgan Securities Inc.	77,500,000
Wachovia Capital Markets, LLC	30,000,000
Banc of America Securities LLC	20,000,000
BNP Paribas Securities Corp.	7,500,000
Comerica Securities, Inc.	7,500,000
Credit Suisse First Boston LLC	7,500,000
KeyBanc Capital Markets	7,500,000
Greenwich Capital Markets, Inc.	7,500,000
SunTrust Capital Markets, Inc.	7,500,000

Total:	$250,000,000

Additional Definitions:

     “Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

     “Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

     “Comparable Treasury Price” means, with respect to any Redemption Date, (a) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (b) if such release (or any successor release) is not published or does not contain such price on such business day, (i) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     “Primary Treasury Dealer” means a primary U.S. Government securities dealer in New York City.

      “Reference Treasury Dealer” means (a) Citigroup Global Markets Inc., J.P. Morgan Securities Inc. or one of the other Agents for the Notes, issued on the issue date (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, MDC will substitute therefor another Primary Treasury Dealer, and (b) any other Primary Treasury Dealer(s) selected by MDC.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such Redemption Date.

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